Exhibit 99.5

Fletcher Lewis Engineering, Inc.

Standard Board and Rules 4-10(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulations S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein.

Fletcher Lewis Engineering, Inc. is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the United States for over 40years. Fletcher Lewis Engineering, Inc. does not have any financial interest including stock ownership, in FieldPoint.  Our fees were not contingent on the results of our evaluation.  This letter report has been prepared at the request of FieldPoint and should not be used for purposes other than those for which it is intended.  Fletcher Lewis Engineering, Inc. has used all procedures and methods that it considers necessary to prepare this report.

Submitted,

Fletcher Lewis Engineering, Inc
Oklahoma Registered Engineering
Firm CA-804
Oklahoma Registration ID # 11663

CERTIFICATE of QUALIFICATION

I, Fletcher Lewis, Petroleum Engineer with Fletcher Lewis Engineering, Inc., 5001 N. Pennsylvania, Suite 300, Oklahoma City, Oklahoma, 73112 U.S.A., hereby certify:

That I am President with Fletcher Lewis Engineering, Inc., which company did prepare the letter report addressed to FieldPoint dated March 6 , 2015, and that I, as President, was responsible for the preparation of this report.

That I attended Oklahoma University, and that I graduated with a Master of Science degree in Petroleum Engineering in the year 1978; that I am a Registered Professional Engineer in the State Oklahoma; that I am a member of the Society of Petroleum Engineers and the American Association of Petroleum Geologists; and that I have in excess of 40 years of experience in the oil and gas reservoir studies and reserves evaluations.

Fetcher Lewis, P.E.
President
Fletcher Lewis Engineering, Inc.

Certificate of Qualifications

I, Fletcher S. Lewis, Petroleum Engineer,  5001 N Pennsylvania #300  Oklahoma  City, Oklahoma , hereby certify:

1.	That I am a principal with Fletcher Lewis Engineering, Inc. which firm prepared an Evaluation of Reserves, owned by Fieldpoint Petroleum Corporation This report was prepared as of January 1, 2015, at the request of Fieldpoint Petroleum Corporation .

2.	That Fletcher Lewis Engineering, Inc. their officers and their employees have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in the properties of or in any securities of Fieldpoint Petroleum Corporation .

3.	That I attended The University of Nebraska and graduated with a Bachelor of Science Degree in Geology, University of Oregon with a Masters in Geology, and University of Oklahoma with a Masters in Petroleum Engineering; and that I am a Registered Professional Engineer in Oklahoma and have in excess of 40 years experience in geologic and engineering evaluations and operations of oil and gas fields.

4.	That I am the person directly responsible for the preparation of this report, that the basic well and reservoir data employed in the preparation of the aforementioned report were provided by the Company, or were obtained from public sources and from the files of Fieldpoint Petroleum Corporation .

5.	That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the available information.

Fletcher Lewis, P.E.
Oklahoma ID #11663